EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were insufficient to cover fixed charges by $184.3 million, $138.8 million, $59.4 million, $85.2 million, $24.8 million and $2.5 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

JAZZ PHARMACEUTICALS, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:
Loss before income taxes	(184,339)	(138,826)	(59,391)	(85,156)	(24,804)
Plus: fixed charges (see below)	21,037	14,150	14,458	7,361	109
Less: capitalized interest	—	—	—	—	—

Total loss to cover fixed charges	(163,302)	(124,676)	(44,933)	(77,795)	(24,695)

FIXED CHARGES:
Interest expense	17,535	12,256	12,757	6,422	—
Amortization of capitalized expenses and accretion of debt discount related to indebtedness	2,207	1,391	1,372	707	—
Estimated interest portion of rental expense	1,295	503	329	232	109

Total Fixed Charges (1)	21,037	14,150	14,458	7,361	109

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(184,339)	$(138,826)	$(59,391)	$(85,156)	$(24,804)

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long and short term debt, amortization of deferred financing costs, accretion of a debt discount, interest imputed related to a government settlement obligation, interest related to a development financing obligation and a portion of rental expense deemed to be representative of interest.